UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 03 February 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus , T
P Goodlace, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
^Australian, British,
#
Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com
Thomas Mengel
Tel
+27 11 562 9849
Mobile +27 72 493 5170
email
Thomas.Mengel@
goldfields.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
Trading statement for twelve months to
31 December 2016
Johannesburg, Friday, 3 February 2017: Gold Fields Limited (Gold
Fields) (JSE, NYSE: GFI) advises that earnings per share (EPS) for the twelve months ended 31 December 2016 (FY 2016) are expected to be between 160% and 170% (US$0.49 to US$0.52) higher than the loss per share of US$0.31 reported for the twelve months ended 31 December
2015 (FY 2015), at a range between US$0.18 and US$0.21.
Headline earnings per share (HEPS) for FY 2016 are expected to be between 730% and 780% (US$0.29 to US$0.31) higher than the headline loss per share of US$0.04 reported for FY 2015, at a range between
US$0.25 and US$0.27.
In addition, normalised earnings per share for the period are expected to be between 280% and 320% (US$0.17 to US$0.19) higher than the normalised earnings per share of US$0.06 reported for FY 2015, at a range between US$0.23 and US$0.25.
The increases in EPS, HEPS and normalised earnings are primarily driven by an increase in the US$ gold price (8% YoY) and lower net operating costs in local currencies as well as the impact of converting these costs at weaker exchange rates. In addition, EPS is impacted by lower non-recurring items. In FY 2016, the A$ was 1% weaker YoY and the rand was 13% weaker YoY, against the US$.
For FY 2016, attributable gold equivalent production is expected to be
2,146koz (FY 2015: 2,159koz), with all-in sustaining costs (AISC) of
US$980/oz (FY 2015: US$1,007/oz) and all-in costs (AIC) of
US$1,006/oz (FY 2015: US$1,026/oz). This compares to revised guidance of 2,100koz 2,150koz at AISC of US$1,000/oz US$1,010/oz
and AIC of US$1,035/oz US$1,045/oz.
Attributable gold equivalent production for Q4 2016 is expected to be
566koz (Q3 2016: 537koz), with AISC of US$911/oz (Q3 2016:
US$1,026/oz) and AIC of US$941/oz (Q3 2016: US$1,038/oz)
The financial information on which this trading statement is based has not
Gold Fields will release FY 2016 financial results on Thursday, 16
February 2017.

Enquiries
Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources
5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 03 February 2017
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer